Exhibit 14

                             DND Technologies, Inc.
                       Code of Business Conduct and Ethics

I.    INTRODUCTION

The following Code of Business Conduct and Ethics (the "Code") has been adopted by the Board of Directors (the "Board") of DND Technologies, Inc. (the "Company") to assist employees and directors in conducting our business in accordance with all applicable laws, rules, and regulations and the highest ethical standards.

II.   COMPLIANCE AND REPORTING

Any employee, officer or director who becomes aware of any existing or potential violation of laws, rules, regulations, or this Code is required to notify the Board of Directors promptly. Failure to do so is itself a violation of this Code. To encourage employees, officers and directors to report any violations, the Company will not allow retaliation for reports made in good faith.

The Board of Directors is responsible for applying these policies to specific situations in which questions may arise and has the authority to interpret these policies in any particular situation. Any questions relating to how these policies should be interpreted should be addressed to the Board of Directors.

III.  CONFLICT OF INTEREST

A "conflict of interest" occurs when an individual's private interest interferes or appears to interfere with the interests of the Company. Conflicts of interest are prohibited as a matter of Company policy, unless approved in advance by the Company. In particular, an employee, officer, or director must never use or attempt to use his or her position at the Company to obtain any improper personal benefit for himself or herself, for his or her family, or for any other person.

An employee, officer, or director who is aware of a conflict of interest or is concerned that a conflict might develop, is required to discuss the matter with the Board of Directors promptly.

IV.   COMPLIANCE WITH LAWS, RULES, AND REGULATIONS

It is the Company's policy to comply with all applicable laws, rules, and regulations. It is the personal responsibility of each employee, officer and director to adhere to the standards and restrictions imposed by those laws, rules, and regulations.

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V.    CORPORATE OPPORTUNITIES

Employees, officers and directors owe a duty to the Company to advance the Company's legitimate business interests when the opportunity to do so arises. Employees, officers and directors are prohibited from taking for himself or herself (or directing to a third party) a business opportunity that is discovered through the use of company property, information or position, unless the Company has already been offered the opportunity and turned it down. More generally, employees, officers and directors are prohibited from using company property, information, or position for personal gain or competing with the Company.

Sometimes the line between personal and company benefits is difficult to draw, and sometimes both personal and company benefits may be derived from certain activities. The only prudent course of conduct for our employees and directors is to make sure that any use of company property or services that is not solely for the benefit of the Company is approved beforehand through the Board of Directors.

VI.   CONFIDENTIALITY

In carrying out the Company's business, employees, officers and directors often learn confidential or proprietary information about the Company, its customers, prospective customers, or other third parties. Employees, officers and directors must maintain the confidential information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information includes, among other things, any non-public information concerning the Company, including its businesses, financial performance, results or prospects, and any non-public information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed.

VII.  FAIR DEALING

We have a history of succeeding through honest business competition. We do not seek competitive advantages through illegal or unethical business practices. Each employee, officer and director should endeavor to deal fairly with the Company's customers, service providers, suppliers, competitors, and employees. No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

VIII. EQUAL EMPLOYMENT OPPORTUNITY AND HARASSMENT

Our focus in personnel decisions is on merit and contribution to the Company's success. Concern for the personal dignity and individual worth of every person is an indispensable element in the standard of conduct that we have set for ourselves. The Company affords equal employment opportunity to all qualified persons without regard to any impermissible criterion or circumstance. This means equal opportunity in regard to each individual's terms and conditions of employment and in regard to any other matter that affects in any way the working


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environment of the employee. We do not tolerate or condone any type of discrimination prohibited by law, including harassment.

IX.   PROTECTION AND PROPER USE OF CORPORATE ASSETS

All employees, officers and directors should protect the Company's assets and ensure their efficient use. All Company assets should be used for legitimate business purposes only.

X.    INSIDER TRADING

Employees, officers and directors who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions, please consult the Board of Directors.

XI.   WAIVERS OF THIS CODE

From time to time, the Company may waive some provisions of this Code. Any employee, officer, or director who believes that a waiver may be called for should discuss the matter with the Company's Board of Directors. Any waiver of the Code for executive officers or directors of the Company may be made only by the Board of Directors or a committee of the Board.


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